NO ACT

#E
1-2-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



13003534

DIVISION OF
CORPORATION FINANCE

Received SEC

FEB 25 2013

Washington, DC 20549

February 25, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2-25-13

Courtney A. Tippy
Waste Management, Inc.
ctippy@wm.com

Re: Waste Management, Inc.
Incoming letter dated January 2, 2013

Dear Ms. Tippy:

This is in response to your letter dated January 2, 2013 concerning the shareholder proposal submitted to Waste Management by the AFL-CIO Reserve Fund. We also have received a letter from the proponent dated January 15, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Robert E. McGarrah, Jr.
American Federation of Labor and Congress of Industrial Organizations
rmcgarra@aflcio.org

February 25, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Waste Management, Inc.
Incoming letter dated January 2, 2013

The proposal urges the board's compensation committee to adopt a policy that if the committee uses peer group benchmarking to establish target awards for senior executive compensation the benchmark should not exceed the 50th percentile of the company's peers.

We are unable to concur in your view that Waste Management may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that Waste Management may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Kate Beukenkamp
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

American Federation of Labor and Congress of Industrial Organizations


AMERICAN FEDERATION OF LABOR
AFL CIO
CONGRESS OF INDUSTRIAL ORGANIZATIONS

815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

January 15, 2013

Via Electronic Mail: Shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Waste Management's Request to Exclude Proposal Submitted by the AFL-CIO Reserve Fund

Dear Sir/Madam:

This letter is submitted in response to the claim of the Waste Management, Inc. ("Waste Management" or the "Company"), by letter dated January 2, 2013, that it may exclude the shareholder proposal ("Proposal") of the AFL-CIO Reserve Fund ("Proponent") from its 2013 proxy materials.

I. Introduction

Proponents' shareholder proposal urges

> the Compensation Committee (the "Committee") of the Board of Directors to adopt a policy that if the Committee uses peer group benchmarking to establish target awards for senior executive compensation, the benchmark should not exceed the 50th percentile of the Company's peers. The Committee shall implement this policy in a manner that does not violate any existing employment agreement or compensation plan.

Waste Management cites one basis for omitting this proposal from its proxy materials: that the Proposal is vague and indefinite, and therefore materially false and misleading in violation of Rule 14a-9 and Rule 14a-8(i)(3). Under Rule 14a-8(g), Waste Management bears the burden of demonstrating why the Proponent's proposal may be excluded. As we now show, Waste Management has not sustained its burden, and the request for no-action relief should therefore be denied.

II. The Proposal is clear and entirely compatible with Waste Management's existing compensation structure and practices as described in the Company's proxy statement.

Waste Management argues that the Proposal fails to define key terms and is misleading in violation of Rule 14a-9, rendering it excludable under Rule 14a-8(i)(3). The Company recites the Staff's guidance on Rule 14a-8(i)(3), which states that excluding a proposal may be appropriate when "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Division of Corporation Finance: *Staff Legal Bulletin No. 14B* (September 15, 2004). Waste Management's argument fails for several reasons.

First, the Proposal does not ask Waste Management to adopt some new compensation scheme, the details of which cannot be divined. Quite the opposite, in fact. The Proposal simply urges the Compensation Committee of the Board to make a specific change to one metric that Waste Management already uses in its existing compensation scheme, namely to set the benchmark of its existing "Peer Company Comparisons" so that it does "not exceed the 50th percentile of the Company's peers."

The Company's 2012 proxy statement, in fact, describes "How Named Executive Officer Compensation Decisions are [sic] Made,"[i] by the "MD&C Committee" (the Compensation Committee), using "Peer Company Comparisons:" (emphasis added):

> For competitive comparisons, the MD&C Committee has determined that total direct compensation packages for our named executive officers within a range of plus or minus twenty percent of the median total compensation of the competitive analysis [of peer companies] is appropriate. In making these determinations, total direct compensation consists of base salary, target annual bonus, and the annualized grant date fair value of long-term equity incentive award.

Waste Management claims that three of the Proposal's terms, "target awards," "the benchmark" and "senior executive," are not defined. But the plain language of these terms, coupled with the fact that the Company's own Proxy Statement repeatedly uses the terms "Peer Company Comparisons" to describe "How Named Executive Officer Compensation Decisions are [sic] Made" leaves no doubt as to their meaning.

Waste Management cites two of the Staff's Rule 8a-8(i)(3) decisions to exclude a proposals "relating to executive compensation." *General Electric Company* (February 10, 2011) and *Motorola, Inc.* (January 12, 2011). Unlike the Proposal before Waste Management, which calls for an amendment to the Company's existing peer company compensation benchmarking, the GE proposal sought

> the adoption of a "policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also 'comprises all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, preexisting executive pay rights, if any, to the fullest extent possible.'

The Staff's decision in *Motorola, Inc.* (January 12, 2011) involved the same proposal. It bears no relationship to the Proposal before Waste management.

Indeed, the Staff has rejected arguments much like the one Waste Management advances here. In *The Kroger Co.* (March 18, 2008); *Avaya Inc.* (Oct. 18, 2006) and *Xcel Energy Inc.* (March 30, 2007), the Staff refused to issue a determination that a proposal similar to the Proposal before Waste Management could be excluded under Rule 14a-8(i)(3). There, as here, the companies argued that an executive compensation proposal was vague and misleading because it did not instruct the companies as to how to define financial performance metrics or peer groups.

III. Conclusion

Waste Management has failed to carry its burden of demonstrating that the proposal is so inherently vague or indefinite that it is materially false and misleading in violation of Rule 14a-9 and therefore excludable under 14a-8(i)(3). Because the Company has failed to meet its burden under Rule 14a-8, we respectfully ask you to advise Waste Management that the Division Staff cannot concur with the Company's objection.

If you have any questions or need additional information, please do not hesitate to call me at 202-637-5335. I have submitted this letter by electronic mail for the staff, and I am sending a copy to Counsel for the company.

Sincerely,



Robert E. McGarrah. Jr.
Counsel, AFL-CIO Office of Investment

REM/sdw
opeiu #2, afl-cio

[1] Waste Management, Inc.. Proxy Statement, March 28, 2012, pp 26-29, http://www.sec.gov/Archives/edgar/data/823768/000119312512136490/d293996ddef14a.htm (accessed, January 8, 2013)

From: Tippy, Courtney <ctippy@wm.com>
Sent: Wednesday, January 02, 2013 3:26 PM
To: shareholderproposals
Subject: Waste Management, Inc. Rule 14a-8 No-Action Request
Attachments: Waste Management 14a8 No Action Request.pdf

Please see the attached Rule 14a-8 No-Action Request submitted via e-mail by Waste Management, Inc. in accordance with Staff Legal Bulletin 14D (Nov. 7, 2008). This request is in reference to a proposal submitted by the AFL-CIO Reserve Fund.

Thank you,
Courtney Tippy

Courtney Tippy
Senior Legal Counsel – Corporate & Securities
Waste Management
1001 Fannin, Ste. 4000
Houston, Texas 77002
(713) 512-6367 – Direct Dial
(713) 287-2655 – Fax
ctippy@wm.com

Courtney A. Tippy
Senior Legal Counsel
Corporate and Securities



WASTE MANAGEMENT
1001 Fannin, Ste 4000
Houston, TX 77002
(713) 512-6367
(713) 287-2655 Fax

January 2, 2013

Via e-mail to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: *Waste Management, Inc.*
Notice of Intention to Omit Proposal Submitted by the AFL-CIO Reserve Fund (the "Proponent") regarding Compensation Benchmarking Cap

Ladies and Gentlemen:

This letter is to inform you that Waste Management, Inc., a Delaware corporation (the "Company"), intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") the proposal and statement in support thereof (the "Proposal") submitted by the Proponent (as defined above). We hereby request confirmation that the staff of the Division of Corporation Finance (the "Staff") will not recommend any enforcement action if, in reliance on Rule 14a-8 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits the Proposal from its 2013 Proxy Materials.

Pursuant to Rule 14a-8(j) under the Exchange Act, we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent a copy of this correspondence to the Proponent by express courier.

Exchange Act Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

The Proposal

The Proposal requests that the Company's stockholders approve the following resolution:

> "RESOLVED: Shareholders of Waste Management, Inc. (the "Company") urge the Compensation Committee (the "Committee") of the Board of Directors to adopt a policy that if the Committee uses peer group benchmarking to establish target awards for senior executive compensation, the benchmark should not exceed the 50th percentile of the Company's peers. The Committee shall implement this policy in a manner that does not violate any existing employment agreement or compensation plan."

A copy of the Proposal and supporting statement is attached hereto as Exhibit A.

Basis For Exclusion

The Company believes that the Proposal may properly be excluded from the 2013 Proxy Materials pursuant to Rule 14a-8(i)(3) because it is inherently vague.

Rule 14a-8(i)(3) of the Exchange Act permits a company to exclude a proposal "if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." The Staff has relied on Rule 14a-8(i)(3) to permit exclusion of vague and indefinite stockholder proposals because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004). The Staff has found a proposal to be sufficiently vague to concur with the proposal's exclusion from proxy materials where a company and its stockholders could interpret the proposal differently, such that "any action ultimately taken by the company upon implementation of the proposal could be significantly different from the actions envisioned by the stockholders voting on the proposal." *Fuqua Industries, Inc.* (Mar. 12, 1991).

Specifically, the Staff has concurred with the exclusion of proposals relating to executive compensation that failed to define key terms or otherwise provide guidance on how the proposal would be implemented. In 2011, the Staff concurred with exclusion of proposals submitted to Motorola, Inc., and General Electric Company where such proposals' reference to "executive pay rights" was impermissibly vague. *General Electric Company* (Feb. 10, 2011) and *Motorola, Inc.* (Jan. 12, 2011). The registrants argued that their compensation programs consist of many elements that comprise "executive pay rights." *Id.* Meanwhile, the proposals provided no guidance as to which elements of the compensation program were to be implicated by the term "executive pay rights." *See also, Devon Energy Corporation* (Mar. 1, 2012) (proposal contained vague and indefinite statements, including failing to define *pro rata* vesting requirements, resulting in potential for materially different interpretations); *Prudential Financial, Inc.* (Feb. 16, 2007) (proposal was vague and indefinite, as it provided no explanation as to what types of compensation plans were intended to be included in the term "senior management incentive compensation programs"); and *General Electric Company* (Jan. 23, 2003) (proposal was vague and indefinite, as it failed to define critical terms including "benefits" and it was unclear which elements of executives' compensation were to be impacted by the proposal).

In this case, the language of the Proposal fails to define key terms such that it is inherently vague and indefinite, and neither the stockholders voting on the Proposal nor the Company in implementing the Proposal, if it is adopted, would be able to determine what actions are required.

- **Failure to define "target awards."** The Proposal refers to the use of peer group benchmarking to establish "target awards." Later in the supporting statement, the Proponent quotes and discusses the Company's methodology for establishing "total direct compensation." It is unclear and inherently vague what elements of the Company's executive compensation program are intended to be subject to the Proposal. For example, would it apply to all elements of total direct compensation, including base salary, or does the use of the words "target" and "award," which are not commonly used in reference to base salary, suggest that the Proposal would only apply to incentive awards? If that is the case, it is then vague and unclear whether the "target" referenced is (i) the payout upon achievement of target-level performance criteria or (ii) the total value of incentive compensation intended to be delivered to the executive, including a valuation of awards that do not have "target" performance criteria. The Company currently uses stock options as one element of its executive compensation program, and it is inherently vague how the Company would implement the proposal with respect to stock options, which do not have "target" performance criteria, or whether the proposal is even intended to be applicable to incentive awards that do not specify a target payout. This ambiguity creates a basis for exclusion of the Proposal very similar to the basis for exclusion in the *Motorola, Inc., Prudential Financial, Inc. and General Electric Company* letters cited above; specifically, it is not possible to know what types of compensation programs or elements of compensation are intended to be impacted by the Proposal. As a result, the proposal is subject to materially different interpretations.

- **Failure to explain the statement, ". . . the benchmark should not exceed the 50th percentile of the Company's peers."** The Company's confusion with respect to this statement arises from the use of the words "the benchmark." One possible interpretation is that the reference to "the benchmark" is intended to have the same meaning as "target awards"; in which case, as discussed above, possible meanings for "the benchmark" might include (i) the payout upon achievement of target-level performance criteria or (ii) the total value of incentive compensation intended to be delivered to the executive (including awards without performance targets). However, because the proponent uses "target awards" earlier in the sentence, but uses "the benchmark" in this instance, we must conclude that some different meaning is intended by use of the words "the benchmark." As a result, it is inherently vague *what* cannot exceed the 50th percentile of the Company's peers. This ambiguity goes to the heart of the Proposal, making it impossible to implement.

- **Failure to define "senior executive."** It is inherently vague whether the Proposal is intended to impact named executive officers, all officers subject to Section 16 of the Exchange Act, or a subjective subset of the Company's most senior, key executives.

- **Failure to provide guidance regarding how the Company should implement the Proposal without violating existing employment agreements.** The Proponent states that its proposed policy should be implemented in a manner that does not violate any existing employment agreement. All of our named executive officers are parties to employment agreements that provide that their target annual cash bonus shall be at least a specified fixed percentage of their base salary. As a result, instituting a cap on executives' incentive compensation could clearly result in the Company violating its employment agreements. The Proposal is inherently vague as to how the Company should address this issue; for example, would an executive's annual cash incentive award be exempt from the policy, or would the Company be required to attempt to reduce the executive's base salary (which action is also restricted under employment agreements) and/or long-term incentive award to somehow counter-balance the annual cash incentive plan award?

Because it is not clear (i) what elements of compensation are intended to be impacted by this proposal, (ii) what constitutes "the benchmark" that is to be capped, (iii) which executives are subject to this proposal, and (iv) how the Company is to implement the proposal without violating its existing employment agreements, neither the Company nor its stockholders would be able to determine what actions or measures the Proposal requires. As a result, the Proposal is inherently vague and indefinite and fails to provide sufficient guidance for implementation; it is therefore excludable under Rule 14a-8(i)(3).

Conclusion

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2013 Proxy Materials. We would be happy to provide you with any additional information and answer any questions that you may have regarding this request. If we can be of any further assistance in this matter, please do not hesitate to contact me at (713) 512-6367.

Very truly yours,



Courtney A. Tippy
Senior Legal Counsel

Enclosures

cc: Brandon J. Rees, Acting Director
Via UPS
Office of Investment
AFL-CIO Reserve Fund
815 Sixteenth Street, N.W.
Washington, D.C. 20006

EXHIBIT A

American Federation of Labor and Congress of Industrial Organizations



815 Sixteenth Street, N.W.
Washington, D.C. 20006
(202) 637-5000
www.aflcio.org

November 27, 2012

Sent by Facsimile and UPS

Ms. Linda J. Smith, Corporate Secretary
Waste Management, Inc.
1001 Fannin Street, Suite 4000
Houston, Texas 77002

Dear Ms. Smith,

On behalf of the AFL-CIO Reserve Fund (the "Fund"), I write to give notice that pursuant to the 2012 proxy statement of Waste Management, Inc. (the "Company"), the Fund intends to present the attached proposal (the "Proposal") at the 2013 annual meeting of shareholders (the "Annual Meeting"). The Fund requests that the Company include the Proposal in the Company's proxy statement for the Annual Meeting.

The Fund is the beneficial owner of 323 shares of voting common stock (the "Shares") of the Company. The Fund has held at least $2,000 in market value of the Shares for over one year, and the Fund intends to hold at least $2,000 in market value of the Shares through the date of the Annual Meeting. A letter from the Fund's custodian bank documenting the Fund's ownership of the Shares is enclosed.

The Proposal is attached. I represent that the Fund or its agent intends to appear in person or by proxy at the Annual Meeting to present the Proposal. I declare that the Fund has no "material interest" other than that believed to be shared by stockholders of the Company generally. Please direct all questions or correspondence regarding the Proposal to Vineeta Anand at 202-637-5182.

Sincerely,

Brandon J. Rees, Acting Director
Office of Investment

BJR/sdw
opeiu #2, afl-cio

Attachment

RESOLVED: Shareholders of Waste Management, Inc. (the "Company") urge the Compensation Committee (the "Committee") of the Board of Directors to adopt a policy that if the Committee uses peer group benchmarking to establish target awards for senior executive compensation, the benchmark should not exceed the 50th percentile of the Company's peers. The Committee shall implement this policy in a manner that does not violate any existing employment agreement or compensation plan.

Supporting Statement

In our opinion, peer group benchmarking of target awards for senior executive compensation results in a constant ratcheting up of executive pay unrelated to performance. About 90 percent of major U.S. corporations set their executive pay targets at or above the median of their peer group. (The Washington Post, "Cozy relationships and 'peer benchmarking' send CEOs' pay soaring," October 3, 2011.)

We believe this practice creates a "Lake Wobegon" effect where all CEOs are above average. If even one company targets compensation above the median of the peer group and the other companies target the median pay, the median level is mathematically guaranteed to rise year after year. We are also concerned that companies may cherry-pick their compensation peer group to include companies that have high levels of executive pay.

We are concerned that peer group benchmarking for target awards is increasing executive pay at our Company. According to our Company's 2012 proxy statement, the Compensation Committee has determined "that total direct compensation packages for our named executive officers within a range of plus or minus twenty percent of the median total compensation of the competitive analysis is appropriate." In other words, senior executives might receive target awards up to twenty percent above the median compensation of their peers.

While we do not object to compensation committees using peer groups to measure relative performance for executive compensation purposes, we believe that peer group compensation data should not be the only factor used to set the dollar value of target awards. Rather, companies should also consider each executive's individual qualifications as well as the company's overall employee compensation structure.

The Conference Board Commission on Public Trust and Private Enterprise, consisting of a blue-ribbon panel of leaders from business, finance, public service and academia, recommended that "Where recent compensation levels are excessive, compensation committees should not use these as a benchmark for setting future compensation levels." (The Conference Board, Findings and Recommendations, 2003.)

A recent report by the University of Delaware's John L. Weinberg Center for Corporate Governance and the Investor Responsibility Research Center Institute identifies peer group compensation benchmarking as a central reason for rising executive pay, and criticizes benchmarking as a seriously flawed methodology even when the peer groups are fairly constructed. (Charles Elson and Craig Ferrere, "Executive Superstars, Peer Groups and Over-Compensation – Cause, Effect and Solution," September 22, 2012.)

For these reasons, we ask shareholders to vote FOR this proposal.